SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                   FORM 6-K
                                 ------------

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 1-15194


                              dated March 1, 2002


                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
            (Exact Name of Registrant as Specified in its Charter)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                (Translation of Registrant's Name into English)

          Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
                        05804-900 Sao Paulo, SP, Brazil
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  [X]             Form 40-F  [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  [ ]                           No  [X]


-------------------------------------------------------------------------

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2002


                           COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV



                               By: [Luis Felipe P. Dutra Leite]

                            -------------------------------------
                              Name:  Luis Felipe P. Dutra Leite
                    Title: Chief Financial Officer and Investor Relations

                             CAUTIONARY STATEMENT
                     REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica -
CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

                   COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV
                           CNPJ # 02.808.708/0001-07
                             NIRE # 35.300.157.770

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Americas - AMBEV ("Companhia"), held on February 27, 2002, drawn up as a summary.


1. Date, time and venue of the meeting: On February 27, 2002, at 19:30, at the Company's headquarters on Av. Maria Coelho Aguiar, 215, bloco F, 6th floor, salao 1, City and State of Sao Paulo.


2.   Presence:All Board members of the Company


3.   Board - President: Victorio Carlos de Marchi
             Secretary: Luis Felipe Pedreira Dutra Leite


4.   Deliberations:


          a) Authorize the Company to assume the loan and other resulting liabilities, that Companhia Brasileira de Bebidas, its direct subsidiary, based in Sao Paulo under the CNPJ/MF # 60.522.000/0001-83, has made with International Finance Corporation, relating to the assumption of debt represented by the "C Loan" in the amount of US$5,000,000.00 (five million US dollars), in compliance with the terms and conditions in the Investment Agreement of May 22, 1995 and changes that followed, also ratifying all other measures taken by the Company's management for the execution of the referred assumption.

          b) Authorize the participation of the Company, as intervening agent, guarantor and main payer, of the operation contracted by COMPANHIA BRASILEIRA DE BEBIDAS, concerning its branches CEBRASA, under the CNPJ # 60.522.000/0018-21 and branch GOIANIA, under the CNPJ # 60.522.000/0039-56, both based in the State of Goias, in the cities of Anapolis and Goiania, respectively, from the BANCO DO ESTADO DE GOIAS S/A, Financial Agent of the Participation and Promotion of Industrialization of the State of Goias Fund - FOMENTAR, relating to the transfer of benefits of the current FOMENTAR incentives, and also ratifying all measures taken by the Company's management in the referred operation.

5. Closing: Having no further issues, the minutes of this meeting have been drawn up, and after being read and approved unanimously by the Board members, were signed by all. Signatures: VICTORIO CARLOS DE MARCHI; JORGE PAULO LEMANN; CARLOS ALBERTO DA V. SICUPIRA; MARCEL HERRMANN TELLES; JOSE HEITOR ATTILIO GRACIOSO; ROBERTO HEBSTER GUSMAO; JOSE DE MAIO PEREIRA DA SILVA; e LUIS FELIPE PEDREIRA DUTRA LEITE - Secretary.



                      Free Translation of Original Minutes

                          Sao Paulo, February 27, 2002.


                            Victorio Carlos de Marchi


                      Co-Chairman of the Board of Directors